UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-40884

ARBE ROBOTICS LTD.

(Translation of registrant’s name into English)

HaHashmonaim St. 107

Tel Aviv-Yafo, Israel

Tel: +972-73-7969804, ext. 200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS CURRENT REPORT ON FORM 6-K

We are filing our unaudited financial statements for the nine months ended September 30, 2022. The following discussion relates to the financial statements.

Overview

In a field in which we operate, the key to generating business is the ability to offer the latest technology. For us to be successful, we must offer the latest technological developments. Our research and development effort are oriented to maintaining leading edge technology.

We believe that widespread adoption of 4D imaging radar across applications for safety and autonomy is approaching and that we are well-positioned in both automotive and non-automotive markets to take advantage of this opportunity. Nevertheless, mass production passenger vehicles OEMs are just beginning to commercialize level 2+ and autonomous systems that will rely on the imaging radar technology. Accordingly, we expect the rate of actual adoption and commercialization of radar-based solutions by automotive OEMs and their suppliers will impact our results of operations, including revenue and gross margins for the foreseeable future, and such commercialization.

We also intend to target markets beyond mass production passenger vehicles, including vehicle applications like trucks, shuttles, automated ground delivery vehicles, and industrial verticals like industrial robots, security systems, ground protection, drones, traffic monitoring units. Our solution has the potential to be a primary sensor candidate for many autonomous and semi-autonomous applications and next generation perception platforms. As a result, we believe that some of those markets can evolve in parallel with the automotive market. Included in this market is an order from HiRain Technologies, a leading Tier 1 supplier in China, for perception radars for autonomous trucks and automated guided vehicles for ports in China for delivery in 2023 and 2024.

Although the response to our radar systems from Tier 1 suppliers and OEMs is positive, orders for commercial quantities of our products are developing slower than we had previously anticipated reflecting the delay in commercialization of vehicles at the Level 2+ and greater, which require more radars as the degree on autonomous operation increases.

The following statements of operations data for the nine months ended September 30, 2022 and 2021, balance sheet data at September 30, 2022 and December 31, 2021 and statements of cash flows data for the nine months ended September 30, 2022 and 2021 have been derived from our unaudited consolidated financial statements filed as an exhibit to this Form 6-K. All share and per share information being adjusted to reflect the Recapitalization, including the 46.25783-for-one stock split effective October 7, 2021.

Statement of Operations Information

	Nine Months Ended September 30,
	2022	2021
(dollars in thousands, except per share amounts)
Revenues	$3,368	$1,729
Cost of Revenues	1,066	1,116
Gross Profit	2,302	613
Operating Expenses:
Research and Development	25,904	16,984
Sales and Marketing	3,427	1,137
General and Administrative	6,587	1,793
Total Operating Expenses	35,918	19,914
Operating Loss	$(33,616)	$(19,301)
Financial Expenses (income), net	(4,233)	22,944
Net Loss	$(29,383)	$(42,245)
Basic and diluted loss per ordinary share	$(0.46)	$(4.40)
Weighted-average number of ordinary shares	63,341,817	9,596,666

The following table sets forth our revenue for the nine months ended September 30, 2022, and 2021 by geographic region (dollars in thousands):

	Nine Months Ended September 30, 2022		Nine Months Ended September 30, 2021
	Revenue	% of Revenue	Revenue	% of Revenue
Revenue by Geography:
USA	$80	2.4%	$29	1,7%
Sweden	1,224	36.4%	757	43.7%
Germany	243	7.2%	318	18.4%
China	1,476	43.9%	447	25.8%
Hong Kong	-	-	35	2.0%
Italy	124	3.7%	-	-
Israel	31	0.8%	34	2.0%
Switzerland	190	5.6%	53	3.0%
Other	-	-	58	3.4%
Total revenue	$3,368	100%	$1,729	100%

The increase in revenue in the nine months ended September 30, 2022, compared to previous period in 2021 was primarily driven by additional revenue from small scale chipsets compared to 2021.

Cost of Revenue

Cost of revenue includes the manufacturing cost of radar sensors, which primarily consists of components cost, assembly costs and personnel-related costs directly associated with our customer support organization and an allocated portion of facility, IT costs and depreciation. We expect cost of revenue to increase in absolute dollar value in future periods to the extent revenue increases, however, it is expected the cost per unit to decrease as we shift from prototype full radar system sales to mass production chipsets sales, which are generally associated with higher margin in the long run, still, as we enter into production (during safe launch period) we expect lower margin. The fixed cost components (most notably labor cost) will also drive margin improvement upon revenue increase due to leveraging economy of scale. Cost of revenue for the nine months ended September 30, 2022, was approximately $1.1 million, resulting in a gross profit of approximately $2.3 million. Cost of revenue for the nine months ended September 30, 2021, was approximately $1.1 million, resulting in a gross profit of $0.6 million. Improvement in gross profit was attributed mainly to economy of scale, and to a lesser extent to revenue mix.

Operating Expenses

Research and Development Expenses

Our research and development efforts are focused on enhancing and developing the 4D imaging radar chipset solution and the accompanying software.

Research and development expenses include

●	Personnel-related expenses, including salaries, benefits, and stock-based compensation expense for personnel in research and engineering functions;

●	Expenses related to materials, software licenses, supplies and third-party services; and

●	Prototype expenses

●	Operation costs related to developing manufacturing processes

●	Allocated portion of facility and IT costs and depreciation; and

Our principal operating expense is research and development, which was approximately $25.9 million for the nine months ended September 30, 2022, and $17.0 million for the comparable period in 2021. The increase was primarily as a result of a $7.6 million in labor costs including stock-based compensation costs, driven mainly by increased headcount and higher fair value of equity awards. Additional increases of $0.4 million was related to subcontractor’s cost.

We expect that our research and development costs will increase for the foreseeable future as we continue to invest in research and develop activities to continue and develop our current radar version as well as to develop the next generation radar system.

Sales and Marketing Expenses

Sales and marketing expenses were approximately $3.4 million for the nine months ended September 30, 2022, compared to approximately $1.1 million for the previous period in 2021. The increase of $2.3 million was primarily attributed to $1.8 million in labor cost and stock-based compensation cost. Labor cost related expenses consist of salaries and benefits. Marketing expenses include the cost of marketing programs, trade shows, consulting services, promotional materials, demonstration equipment and an allocated portion of facility, IT costs and depreciation. We expect that our sales and marketing expenses will increase in absolute dollar value over time as we hire additional sales and marketing personnel to support our customers, Tier-1 suppliers, and OEM manufacturers, as we will also increases our marketing activities, penetration and grow our domestic and international footprint.

General and Administrative Expenses

General and administrative expenses, which were approximately $6.6 million for the nine months ended September 30, 2022, and approximately $1.8 million for the previous period in 2021, consist of personnel-related expenses for corporate, executive, finance, and other administrative functions, expenses for outside professional services, including legal, audit, accounting services and other costs related to our status as a publicly traded company as well as expenses for facilities, depreciation, and travel. Personnel related expenses consist of salaries, benefits, and stock-based compensation. The increase of approximately $4.8 million was primarily caused by an increase in personnel related costs of approximately $2 million. Approximately $2.9 million were attributed to additional legal, accounting, and general overhead costs resulting from our status as a publicly traded company, most notably directors and officers (D&O) insurance.

We expect our general and administrative expenses to increase on a dollar value for the foreseeable future as we increase the size of our workforce in accordance with the growth of our business, and as a result of the expenses of operating as a publicly traded company, including compliance with the rules and regulations of the Securities and Exchange Commission, legal, audit, additional insurance expenses, investor relations activities and other administrative and professional services.

Financial Expenses (Income), Net

Financial income of $4.2 million for the nine months ended September 30, 2022, was primarily related to revaluations of warrants issued to shareholders. Financial expenses of $22.5 million for the nine months ended September 30, 2021, were primarily related to $4.6 million revaluations of warrants issued to shareholders and $17.9 million revaluation of convertible loan.

Liquidity and Capital Resources

Selected Balance Sheet Information.

	September 30, 2022	December 31. 2021
Current assets	$67,341	$104,181
Working capital	60,199	88,714
Accumulated deficit	(149,029)	(119,646)
Shareholders’ equity	57,353	79,823

As of September 30, 2022, we had cash and cash equivalents totalling $63.2 million. We use our funds primarily for our operating activities. Cash equivalents are invested in accordance with our investment policy. As of September 30, 2022, we have no debt.

Cash Flows Summary

The following table summarizes our cash flows for the nine months ended September 30, 2022, and 2021 (dollars in thousands):

	Nine Months Ended September 30,
	2022	2021
Net cash used in operating activities	(31,651)	(15,481)
Net cash used in investing activities	(976)	(587)
Net cash provided by (used in) financing activities	(4,954)	17,163
Increase (decrease) in cash, cash equivalents and restricted cash	(37,581)	1,095

Operating Activities

During the nine months ended September 30, 2022, operating activities used approximately $31.7 million. The primary factors affecting operating cash flows during this period were net loss of approximately $29.4 million, impacted by non-cash charges of approximately $2.2 million consisting of share-based compensation of approximately $6.6 million and to a lesser extent, depreciation of approximately $0.3 million off-set by approximately $4.8 million income from revaluations of warrants.

During the nine months ended September 30, 2021, operating activities used approximately $15.5 million in cash. The primary factors affecting operating cash flows during this period were net loss of approximately $42.2 million, impacted by non-cash charges of approximately $23.4 million consisting of $17.9 million revaluation of convertible loan, $4.7 million revaluation of warrants and share-based compensation of approximately $0.5 million as well as depreciation of approximately $0.2 million.

Investing Activities

During the nine months ended September 30, 2022, cash used in investing activities was approximately $1.0 million, which was primarily from cash used to purchase equipment and leasehold improvements of approximately $0.6 million and a short-term deposit of approximately $0.4 million.

During the nine months ended September 30, 2021, cash provided by investing activities was approximately $0.6 million, primarily from cash used to purchase equipment and leasehold improvements of approximately $0.7 million, partially offset by withdrawals from short term deposit of approximately $0.1 million.

Financing Activities

During the nine months ended September 30, 2022, cash used in financing activities was approximately $5.0 million, consisting primarily of repayment of short-term loan of approximately $5.2 million partially off-set by the proceeds from exercise of options of approximately $0.2 million.

During the nine months ended September 30, 2021, cash provided by financing activities was approximately $17.2 million, consisting primarily of proceeds from a convertible loan of approximately $11.3 million and proceeds of short-term loan of approximately $4.7 million as well as proceeds of exercise of warrants and options of approximately $3.8 million. partially offset by repayment of long-term loan of approximately $2.6 million and payment of deferred transaction costs of approximately $0.1 million.

Exhibit Index

Exhibit No.	Document Description

99.1	Unaudited financial statements for the nine months ended September 30, 2022
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARBE ROBOTICS LTD.

Date: January 13, 2023	By:	/s/ Kobi Marenko
	Name:	Kobi Marenko
	Title:	CEO